United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

How Vale is addressing the issue of climate change XIXth Analyst & Investor Tour

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

How Vale is addressing the issue of climate change Flight to quality driving demand Rogério Nogueira October 2nd, 2019 XIXth Analyst & Investor Tour

4 Countries are taking actions and implementing restrictive policies to reduce GHG emissions CO2 emissions reduction targets 20% reduction by 2020, at least 40% by 2030; and 80-95% by 2050 from 1990 levels European Union 26% reduction in CO2 by 2030, from 2013 levels Japan 40-45% reduction in CO2 emissions per unit of GDP from 2005 level by 2020 China 30% reduction of the emissions forecasted for 2020 in California USA 30% reduction by 2030 on per capita basis from 2005 levels India

5 Steel industry is responsible for around 9% of global CO2 emissions Global CO2 emissions Billion tonnes of CO2 Global Steel Sector 2018% 1,808Mt 3.0-3.5 Bt 35 30 6% 25 2% 20 15 10 5 0 2000 2005 2010 2015 2018 Crude steel production CO2 emissions estimated Others India CIS North America Europe China Source: Mckinsey, BP, UN, WSA and Vale analysis 22% 17% 6% 6% 6% 7% 7% 63% 12% 48%

6 After six years of “war on pollution”, China transformed its industry closing inefficient mills and moving to the coast Capacity evolution Number of blast furnaces by size New steel mills in China since 2016 > 3,000m³ 1 1,000 - 2,999 m³ Operating (Total: 104 Mtpy) Under construction (Total: 96 Mtpy) To be constructed (Total: 43 Mtpy) 1 Closed blast furnaces New blast furnaces Source: NDRC, S&P Global, Local Governments reports, MIIT, Wood Mackenzie and Vale analysis Mills located on the coast can benefit from savings in logistics importing seaborne iron ore China < 1000m³ 30 110 7 53

7

Environmental concerns will lead to greater sophistication of raw material consumption

Pellet percentage in blast furnace mix in China


11%
14%
19%
2015
2018
2025

50Mtpy more pellets and pellet feed needed

Introduction of a new product, **ground IOCJ to pellet plants use (GF88),** with a consistently stable quality and volume supply

Supply **~30Mtpy of GF88** in the medium term

8 European steel industry has a big challenge over the next decade with ambitious targets for 2030… European Iron & Steel Industry Free Allowances Million tonnes of CO2 (estimated) European Iron & Steel Industry Allowances Deficit and Surplus Million tonnes of CO2 (estimated) 180 40 Allowances surplus Allowances deficit Free allowances 170 30 160 20 150 10 140 0 130 -10 120 -20 110 100 -30 2015 2020 2025 2030 2015 2020 2025 2030 Source: Vale and CRU analysis

9 …and buying carbon allowances will become expensive due to higher allowance prices EU allowance price (EU ETS¹) €/t of CO2 60 60 50 40 33 30 20 17 10 0 2015 2016 2017 2018 2019 2020 2025 2030 Source: Vale and CRU analysis 1 European Union Emissions Trading System Allowances can be a revenue or a cost for companies depending on emissions level Scenarios built with CRU High case Medium case Low case

10 Finding solutions to reduce emissions throughout the operational process is key to improve profitability Carbon cost savings €/t €/t CO2 1 Considering the average EBITDA of European steel industry in the last 5 years 2 Theoretical number of CO2 Europe avg. emission t CO2/t steel 1.8 Emissions reduction t CO2/t steel 0.18 Steel mill gains €/t steel % CO2 reduction 5.9 10%² Carbon credit price 33 ~10% of industry EBITDA¹

11 Vale’s ore portfolio allows steel industry to save around 27kg of CO2 per ton of hot metal production Impact of Vale’s current portfolio in global steelmaking emissions 1.2 Billion ton 27 kg CO2/t¹ 36 US$/t CO2³ 1.2 US$ billion industry savings use if carbon cost 1 Ton of hot metal 2 Considering global average raw materials use and Vale’s ore portfolio quality 3 Considering 1.1 USD/EUR 4 Considering the implementation of ETS system in the world at the same price level of EU allowance price Global steel with Vale’s ore was priced Carbon cost4 Hot metal produced in 2018 using seaborne ores Emissions savings in global steel industry with Vale’s ore portfolio use²

12 There are different technologies being developed to reduce emissions and Vale is part of this Pathways Technologies and projects PEM Primary energy melter Consteel Jet Process Renepro Interreg Avoidance SuSteel IGAR Injection of reformed gases Source: McKinsey Carbon capture and usage Smart Carbon Usage Process integration Hydrogen based metallurgy Carbon Direct Electricity based metallurgy Biomass Reductant Replacement Low carbon future Maximized scrap usage

13 Product and portfolio flexibility allows Vale to meet the greater standards of this new world and also to think beyond benchmark in different markets Vale’s current main portfolio Vale’s products considered Pellet GF88 BRBF IOCJ Think beyond Products to study the development with clients in a greener world HBI “Green” pig iron

How Vale is addressing the issue of climate change Metallics, a new approach to a green steel industry Stephen Potter October 2nd, 2019 XIXth Analyst & Investor Tour

15 Steel is produced using two main processes and they have different challenges BF-BOF¹ EAF² CO2 restrictions Emission cap regulations are punishing companies that use carbon as energy source Aging plants Many BFs and coke ovens, up to 40 years old, will need rebuilds that are unlikely to be economically or environmentally attractive Shift to high quality products EAF can have a disadvantage in producing premium steel due to limitations to manage contaminants from scrap Increase of obsolete scrap The share of obsolete low quality scrap will increase creating constraints to producers 1 Blast Furnace – Blast Oxygen Furnace 2 Electric Arc Furnace

16

Metallics products are a next step in terms of chemical purity for steelmakers


Fe sources
Iron oxides
Natural or processed ores, predominantly iron oxide, which are reduced to produce metallic iron
Sinter feed
Pellet feed
Lump
Pellet
Metallics
Products containing a high percentage of metallic iron, used as a feedstock in steel-making.
Scrap
Pig iron
DRI[1]
HBI[2]
Recycled steel material obtained from manufacturing and at the end of life of products
Cast iron, usually the product of blast furnaces or direct smelting, sold as feedstock to third parties
Product via direct reduction of DR pellet or lump using CO and H_2, typically produced from natural gas or coal
Hot Briquetted Iron is compacted DRI increasing density and handleability facilitating transport

[1] Direct Reduction Iron
[2] Hot Briquetted Iron

VALE

17 Steelmaking production using alternative carbon sources can contribute to CO2 savings CO2 intensity t CO2/t of product Source: IPCC, Material Economics and Vale analysis Blast furnace Direct reduction Direct smelting 2.0 2.0 1.0 0.9 0.0 Coking coal Natural gas Thermal50%100% coalbiomassbiomass

18

Aging steel plants could sustain production levels and minimize refurbishing investments using metallics


Typical steel plant
Raw Materials preparation
Coke plant
2.1Mt
Sinter plant
5.1Mt
Ironmaking
Blast furnace
1.7Mt
Blast furnace
3.0Mt
Steelmaking
Scrap
0.7Mt
BOF
5Mt of steel
Aging steel plant solution
Raw Materials preparation
Coke plant
1.1Mt
Sinter plant
1.9Mt
Ironmaking
Blast furnace
0Mt
Blast furnace
3.0Mt
Steelmaking
JET-BOF
5Mt of steel
Pig iron or HBI
1.2Mt
Scrap
1.2 Mt

VALE

19 To achieve quality requirements of premium steel production, the use of HBI is fundamental in EAF routes Residual alloys in different scrap sources % 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0 Limit to produce Bar Limit to produce Hot Rolled Coil Limit to produce Auto Sheet Bundles scrap¹ Shredded scrap Railroad scrap Plate scrap "Green" pig iron HBI/DRI Scrap Metallics Source: International Iron Metallics Association 1 No.2 Bundles Metallics are key to achieve the quality requisite to produce premium steel

20

The surge of obsolete scrap will require additional HBI consumption, creating an opportunity

Scrap is collected by three sources:

Home scrap (High quality)

- Generated during steelmaking process in rolling and cutting stages
- It is fully recycled in the mill

Prompt scrap (High quality)

- Downstream manufacturing generates during production
- It is typically returned to steel mills for recycling

Obsolete scrap (Low quality)

- Generated when products reach the end of life
- Contains contaminants (e.g. paints and metallic residue)

Metallics consumption for steel production
Mt


2.104
2.298
1.306
1.286
Hot metal
116
140
HBI/DRI + Pig iron
296
325
High quality scrap (prompt + home)
386
547
Low quality scrap (obsolete)
2018
2030

Source: Vale analysis

21 USA Case: The surge of steel production by EAFs did not translate into an increase of domestic scrap consumption USA Crude Steel production by EAF Mt 26% Imported metallics in EAF burden mix¹ 24% 20% 17% 17% 58 15% 49 49 48 1990 1995 2000 2005 2010 2015 2018 Source: WSA, USGS and Vale analysis 1 Metallics imports / EAF production USA will add 10Mt capacity of EAF flat steel production in the next 5 years 52 6% 38 34

22 Vale is evaluating metallics as an opportunity to add to its current premium portfolio BF-BOF EAF Increase of obsolete scrap Potential clients for Ore Based Metallics CO2AgingShift to high restrictionsplantsquality products

23 Vale’s competitive advantages can transform Brazil in a hub for metallics production Potential competitive natural gas availability Major producer of DR pellets Economic viable green technology

24 Tecnored technology can use different raw materials to meet environmental pressure Tecnored schematics Raw feed or steel coal or residues residues Raw materials preparation Iron oxide briquette Energy briquette raw materials Slag pig iron Flexible use of Forestry and agricultural residues Iron making “Green” “Green” pig iron Decarbonization of steel making process Biomass as fuel charge Fines, pelletBiomass, materialsmakingcoke

25 Vale has a small industrial plant of 75ktpy in São Paulo that confirmed economic viability in 2018 Operational costs US$/t of hot metal -15% Blast furnace Finex Hi-smelt Hisarna Tecnored using biomass Source: Vale analysis Vale is at the engineering phase of a plant of 500 ktpy

26

Direct reduction pellet production is very restricted due to pellet feed quality and Vale is a leader

Seaborne pellet market - 2018
%


Blast Furnace Pellet
69%
Direct Reduction Pellet
31%
5%
1%
Others
Peer 2
19%
Peer 1
75%
VALE
Seaborne Pellets
Seaborne Direct Reduction Pellets

- Vale sold ~9.5Mt of pellet feed in 2018
- ~60% was direct reduction pellet feed
- Carajás can increase Vale's production of pellet feed

Source: Vale analysis

27 Pré-Sal and Vaca-Muerta will add significant production of natural gas, enabling HBI production in Brazil Pipelines Current Under evaluation Natural gas production (MM³ / day) 2010 2020 2030 55 60 140 100 120 235 Vaca Muerta basin 40 44 ? Pré Sal basin Source: ANP, Secretaría de Energía, MME, INE, EPE and CRU South America production will be more than 20% of current US production

28 Key topics we are working to make the business viable 1 Will natural gas in Brazil achieve a competitive price? Can biomass be produced competitively and sustainably at scale? 2 What is the best business model to be developed and how could clients be part of this? 3

How Vale is addressing the issue of climate change PowerShift enabling sustainable growth Stephen Potter October 2nd, 2019 XIXth Analyst & Investor Tour

30 Vale is committed to reduce global warming, setting goals for 2030 towards a low carbon economy degraded land beyond 1 Base year 2017 Forest Recover 100,000 ha of our fences Water Reduce new water collection by 10%¹ Socioeconomic contribution Health care, education and income generation Climate change Reduce greenhouse gas emissions intensity by 16%¹ Energy 100% self-generation of clean energy in Brazil

31 Vale’s supply chain carbon footprint: How to address? Vale’s GHG emissions in 2018 1 3.2% emissions from owned trolled sources 2 emissions 395Mt¹ CO2 eq. 0.4% e generation of sed energy 3 Vessels 2.5% Clients³ 93.9% ct emissions² that occur in hain, including emissions am and downstream 1 Total emissions rise to ~ 600 Mt tCO2 eq. if included BOF stage 2 Does not include Scope 2 emissions 3 Includes suppliers emissions Scope Indire value c upstre Scope Indirect from th purcha Scope Direct or con

32 Previous initiatives have already delivered significant value to the environment and shareholders Valemax 2G 20181 S11D2 • • • 41% less emissions 41% less fuel consumption 38% cost reduction • • • 50% less emissions 93% less water consumption 45% cost reduction³ 1 Compared to 2011 Capesizes 2 Compared to conventional operations (truck and excavator) 3 Based on the last twelve months of C1 cash costs vs. US$ 7.7/t (S11D full ramp-up cost)

33 Vale created an internal program named PowerShift to support achievement of environmental goals PowerShift program approach Transition to a Low Carbon Economy Test and adopt existing solutions Develop technologies with potential for greater impact Develop solutions for Vale broadly

34 PowerShift is focused on cleaning energy matrix, initially addressing power, diesel and bunker consumption Alternative fuels Photo by Fernando Lopes Photo by Fernando Lopes Electrification Alternative power sources Increase share of solar and wind power generation Energy efficiency Alternative fuels Innovative propulsion Next generation ships Shipping Generation and Distribution Railway Mining Scope 3 Scope 2 Scope 1

35 Electrification technologies of mine equipment have the potential to increase productivity while reducing emissions increase up to 20% increase Emission decrease with hybrid + Note: Potential benefits are indications from preliminary assessments and must be proven in pilots Open pit mining LargeSmaller hybrid-electricautonomous electric truckstrucks Productivity up to 5%Productivity Emission up to 70% catenaryup to 100% decrease Underground mining Over 30 electric powered equipment in operation by 2021 Workforce health benefit Emission up to 100% decrease

36 Vale is also supporting the development of technologies with potential to reduce locomotives emissions Technology alternatives to reduce emissions¹ up to 45% Hybrid-electric plug-in up to 70% Hybrid-electric plug-in + catenary up to 100% Electrification up to 100% Battery-electric locomotive up to 100% Biofuels and electrofuels2 1 Potential reduction are indications from preliminary assessments and must be proven in pilots 2 Fuels generated by electricity from renewable sources – e.g. hydrogen, ammonia

37 Long term contracts and partnerships will lead to 100% self-generation of clean energy in Brazil Vale’s renewable electric energy consumption in Brazil % Project signed in 2019 will allow the increase in wind generation to 9% from 3% Solar and wind power projects under evaluation with partners and Aliança Energia Potential to bring up to 30% of energy cost reduction by 2030 2018 2030 100% 60%

38 Although Vale has delivered great gains with Valemax and Guaibamax vessels, the company is looking ahead emissions intensity LNG Ready 400,000 DWT 2020 onwards.. Energy efficiency 325,000 DWT 400,000 DWT Alternative fuels PowerShift/ Ecoshipping nnovative propulsion I -16% in CO2 eq. compared to 2008 Valemax 1G 2011201720182019 Valemax 2GGuaibamax Reduction in emissions compared to 2011 Capesize vessels -38% CO2 eq. -41% CO2 eq. -23% CO2 eq. -35% CO2 eq.

39 PowerShift together with a premium product portfolio will reduce Vale and clients’ carbon footprint Vessels² saved with initiatives LT Clients & 2 eq. current 1 Total emissions (Scope 1, 2 and 3) rise to ~ 600 Mt tCO2 eq. if included BOF stage 2 Considers only laden voyage ³ Includes estimated ballast voyage emissions of 9Mt of CO2 eq. 4 Includes environmental compensation and others Scope 3 Suppliers³ 371Mt CO Already Metallics saved with portfolio portfolio 9% Scope 3 10Mt CO2 eq. Already currentAspiration 16% Scope 1 & 2 14Mt CO2 eq. 10% 6% PowerOtherLT Shift initiatives4 Aspiration Intensity reduction Current emissions¹

How Vale is addressing the issue of climate change De-risking Vale Luciano Siani Pires, Marcello Spinelli and Carlos Miana October 2nd, 2019 XIXth Analyst & Investor Tour

41 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity Stabilizing production and leveraging 3 4 Sustaining solid cash flow generation competitiveness

42 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity Stabilizing production and leveraging 3 4 Sustaining solid cash flow generation competitiveness

43 Vale is committed to the full and effective reparation Guidelines¹ #1 #2 #3 #4 Restoring the dignity of those affected and livelihood Economic and Non-economic compensation Restoring the productive capacity of affected areas Measures to guarantee non-repetition Emergency Support   Hospitals and health units in service Supply of water, food, medicine and other essential items Accommodations and transportations Animal rescue and care Psychological support with specialized teams Donations and financial support     1 Following the International Finance Corporation (IFC) principles.

44 Key civil and labor framework agreements have been settled and adherence is increasing Emergency Indemnification >107,000 people with monthly compensation until Jan 2020 R$ 840 million paid¹ Paraopeba River Individual / Group Indemnification² > 500 agreements signed > 1,100 beneficiaries R$ 172 million paid Labor Indemnification > 460 agreements signed (182 victims) > 1,300 beneficiaries R$ 432 million - individuals R$ 400 million - collective Municipalities covered with: Emergency indemnifications Water supply 1 As of September 27, 2019. 2 Expedited indemnification procedures with the support of the Public Defenders office.

45

25 legal agreements to cover other specific fronts were also signed so far[1]…

4 Support to municipalities

- Brumadinho, São Joaquim das Bicas, Mário Campos and AMIG[2,3]
- Over R$ 200 million paid for 10 cities
- Public services, infrastructure, donations and others


Homage to the Fire Fighters
Source: Vale

■ Number of agreements

5 Environmental recovery

Initiatives to protect and recover fauna and flora

4 Water supply

Including new water withdrawal and treatment systems with COPASA[4]

1 Families in Barão de Cocais

Emergency payments to families reallocated

1 Indigenous people

Emergency payments to Pataxós community

7 External audit and asset integrity

Technical support to authorities, measures to revise and reinforce structures, interruption of operations

[1] Including 3 agreements for emergency, individual/group and labor indemnifications.
[2] Association of Mining Municipalities of Minas Gerais. [3] Including terms of commitment. [4] The State Sanitation Company

46 … building trust in Vale’s will and capacity to repair quickly and fairly the damages Total of frozen funds and guarantees Frozen funds¹ Sep 2019 R$ billion 16.8 1Q19 may/19 jun/19 jul/19 aug/19³ Currentposition Guarantees² Sep 2019 R$ billion Currentposition4 1Q19 may/19 jun/19 jul/19 aug/19³ 1 Notional value for all figures. ² Insurance guarantees, letters of guarantee and stocks. ³ Public Ministry of Minas Gerais (“Ministério Público de Minas Gerais – MPMG”). 4 R$ 5 billion: letters of guarantee + R$ 0.5 billion: insurance guarantee. 5.5 3.8 2.9 0.3 5.0 13.0 11.3 5.8 5.0 1.6 0.1 0.5

47 The development of Brumadinho and region is key to our new pact with society Alliance for Brumadinho  Tourism: develop economic vocation - Inhotim: increase of visitors¹ Advance with alternative economic fronts - Agriculture, civil construction, architecture and urbanism   Capacity building  Socio-educational initiatives: - “Estação da Cidadania“ and the new Alberto Flores school  Public services and structures: - New train passenger service from Belo Horizonte to Brumadinho 1 In July 2019, compared to July 2018. Video available here.

48 A plan for tailings treatment and environmental recovery is defined, with key structures already in operation US$ 1.2 billion provisioned  Ensure water supply to the Belo Horizonte region - Reestablish the water withdrawal system in the Paraopeba river basin - Prevent tailings carriage to the Rio das Velhas basin  Environmental recovery - 23 integrated structures planned - 2 water treatment stations operating - Dredging of the river area has already begun Works will generate 2,500 job positions

49 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity 3 Stabilizing production and leveraging 4 Sustaining solid cash flow generation competitiveness

50 Vale is accelerating the de-characterization of dam structures in Brazil US$ 1.9 billion already provisioned to decommission 9 upstream dams Safety index improvement / maintenance Drilling, engineering, removal of interferences Strengthening embankment Tailings removal / de-characterization Conclusion of containment structures US$ 100 million provisioned to decommission other small structures 1The remaining 6 dams will be de-characterized according to standards defined by ANM’s Norm 13. 2 dams with safety index increased by structural strengthening 3 dams to be completely de-characterized¹ 4 dams to be de-characterized as upstream dams with strengthening downstream embankments Dams2019202020212022+

51 The de-characterization means the dam will no longer receive tailings or function as a container structure Examples: De-characterization macro processes Closure of operations Containment construction¹ Final de-characterization² Monitoring ¹ When necessary. ² According to each project. 5 4 3 15,000 meters in total 2 Safety index adequacy 1

52 Containment structures to increase safety in dams areas are also under construction Schematic Containment Containment under construction at Sul Superior dam December 2019 Expected conclusion    310 meters long, 36 meters high 1,593 employees at peak work 77% of local employees Capacity Retain all tailings contained by the Sul Superior dam

53 Containment structures to increase safety in dams areas are also under construction Schematic Containment Containment under construction at Forquilhas dams February 2020 Expected conclusion    315 meters long, 60 meters high 1,947 employees at peak work 67% of local employees Capacity Retain all tailings contained by the Forquilhas I, II, III and Grupo dams

54 Containment structures to increase safety in dams areas are also under construction Schematic Containment Containment under construction at B3/B4 dam December 2019 Expected conclusion  220,000m³ of rocks to be used in the construction 750 employees at peak work 25% of local employees   Capacity Retain all tailings contained by B3/B4 dam

55 The final de-characterization project has the following main steps… Started dike 1 1

56 The final de-characterization project has the following main steps… Started dike Upstream rising 1 2 2 1

57 The final de-characterization project has the following main steps… Started dike Upstream rising Downstream embankments 3 1 2 3 2 1

58 The final de-characterization project has the following main steps… Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure 4 3 1 2 3 2 1 4

59 The final de-characterization project has the following main steps… Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure Structure de-characterization 5 4 3 53 1 2 3 2 1 4

60 The final de-characterization project has the following main steps… Started dike Upstream rising Downstream embankments Backfilling between the dam and the strengthening structure Structure de-characterization Final result 6 5 6 4 3 2 1

61 … taking into account the unique conditions of each dam Sul Superior dam

62 … taking into account the unique conditions of each dam Sul Superior dam

63 … taking into account the unique conditions of each dam Sul Superior dam

64 … taking into account the unique conditions of each dam Sul Superior dam

65 … taking into account the unique conditions of each dam Sul Superior dam

66 … taking into account the unique conditions of each dam Sul Superior dam

67 … taking into account the unique conditions of each dam Sul Superior dam

68 Works to de-characterize the 8B dam are advanced and will be completed by early 2020 Schematic Tapping in the old rising region

69 Works to de-characterize the 88 dam are advanced and will be completed by early 2020 VALE

70 Works to de-characterize the 88 dam are advanced and will be completed by early 2020 VALE

71 Vale’s Risk Governance and external sentinels act to increase reliability of dams and vigilance over processes ¹ Established in 2016 Internal Lines of Defense Audit External Sentinels Public Internal Safety & Operational Excellence Office Federal Prosecutor Dam Safety Review for 99 structures External Audit Issuer of Declarations of Stability Conditions Dam Safety Board Committee Business Units Operational Geotechnics Matrix Geotechnics¹

72 The newly created Safety and Operational Excellence Executive Office is independent from Operations  Direct report to the CEO  Authority to idle operations  Variable remuneration independent from operations  Over 200 staff already allocated to the structure Vale is committed to become the safest and most reliable mining company in the world Safety & Operational Excellence Office Operational Excellence H&S and Operational Risks Geotechnical Structures Asset Management

73 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity Stabilizing production and leveraging 3 4 Sustaining solid cash flow generation competitiveness

74 Resuming production under safe conditions is key to stability Additional iron ore production Mtpy ~ 60 ~ 25 2H19 2020E 2021E Total ~ 30 5

75

The ongoing plan for resuming operations will strengthen the reliability of our production

	Stoppage reasons	Actions in progress	Timeline for resumption
Vargem Grande Complex	▪ ANM[1] interdiction ▪ Public Civil Actions stopping the Maravilhas II dam, Dique III dam, Vargem Grande dam, Capitão do Mato dam and Dique B	▪ Increase in safety factor of Vargem Grande dam, leading to emergency level down from 2 to 1 ▪ Period of testing on the mine activities initiated	▪ Resumption of dry processing operations[2] ▪ Testing at TFA[3] authorized ▪ Resumption of operations at TFA[3] and Vargem Grande pelletizing plant within 6 months ▪ Resumption of remaining 20 Mt expected by 2 years
Mariana Complex	▪ Timbopeba mine: Public Civil Action conditional on Doutor dam's DCE[4] ▪ Alegria mine: Public Civil Action prohibiting activities on the Campo Grande dam and ANM[1] interdiction	▪ Technical report submitted to ANM to resume operations at Alegria mine ▪ Agreement signed with the Public Prosecutors on September 23rd with steps towards resuming production ▪ Build tailings pipeline from plant to Timbopeba pit	▪ Estimate to resume operations at Alegria and Timbopeba mines by 2020

[1] National Mining Agency [2] As announced by Vale on July 23rd, 2019 [3] Testing approved by ANM on October 2nd, 2019. Andaime railway terminal, "Terminal Ferroviário de Andaime" [4] Declaration of Stability Condition

76 The ongoing plan for resuming operations will strengthen the reliability of our production Stoppage reasons  Construction of a containment structure protecting the Self-Saving Zone, to be completed by 1H20 Requested trigger tests to ANM to resume operations Agreement signed with the Public Prosecutors on September 23rd with steps towards resuming production  Estimate to resume operations at Fábrica mine by 2020   ¹ National Mining Agency Timeline for resumption Actions in progress Minas Itabirito Complex  Fábrica mine: ANM¹ interdiction due to Forquilha I and III dams in level 3 emergency alert and Forquilha II and Grupo dams in level 2 emergency alert  Fábrica: Public Civil Actions stopping any operation that could increase the dams’ risk

77 For Ferrous business, production resumption and S11D will lead to cost decrease Stoppage expenses related to Brumadinho US$/t C1 cash cost US$/t 3Q19 4Q19 1Q19 2Q19 1Q19 2Q19 3Q19 4Q19 5.7 3.0 – 4.0 2.5 – 3.5 2.7 17.6 15.0 – 16.0 13.0 – 14.0 14.7

78 Freight costs will be affected by the IMO regulation in the short term, but Vale’s initiatives will offset this impact Scrubbers installation in long term contracts % volumes of long term contracts Freight costs evolution US$/t Others4 2019 2020 2021 2022 Freight cost 2019E Maritime Scrubbers² Valemax Freight cost 2020E diesel adjustment¹ and Guaibamax³ 1 Use of compliant fuel as per IMO 2020 Sox regulation 2 Vessels with scrubbers will be able to consume HSFO. Spread of ~250/t in 2020 3 Increase of Valemax and Guaibamax fleet ~30Mt more than 2019 4 Less exposure to Spot Market due to the new Valemax and Guaibamax fleet and lower spot freight rates 2.8 1.9 0.6 0.6 18.4 18.1 95% 91% 74% 32%

79 Premiums should increase as supply and price return to market equilibrium Premiums1 US$/t Conceptual – Iso Revenue 4Q18 1Q19 2Q19 3Q19E Premium 1 Includes iron ore fines quality/premiums and pellet adjustment Price Temporary unfavorable premium market conditions mainly due to supply imbalance and reduced steel margins 11.4 11.5 5.0 – 6.0 10.7

80 The return of works in Onça Puma is another step towards greater reliability in our operational portfolio The processing plant can run with previously stockpiled ore Mine ramp-up period is not seen as a bottleneck due to the ore stockpiles that can be concomitantly fed to the smelter Jul/20 Sep/19 Oct/19 Nov/19 Dec/19 Jan/20Feb/20 Mar/20 Apr/20 May/20 Jun/20 • January 2020 Resumption of mine operations • September 27th, 2019 Resumption of processing plant • September 12th, 2019 Authorization for resumption of works in Onça Puma¹ 1 Since 2017, Onça Puma mine was halted due to pollution allegations. In 2019, the processing plant was also halted following a court decision. Ramp-up period of processing plant 8-12 weeks, approximately Ramp-up period f mine operations Up to 6 months

81 In Base Metals, operational excellence is key for stabilization and cost efficiency increase North Atlantic  Solid performance for operations in the mine-mill-smelting activities  Higher production volume for a 2nd quarter since 2016  Strong performance expected in the refineries for the 4Q19  Aligned with our operational excellence guidelines, nickel refining activities are under assessment to increase operational reliability Turnaround framework Focus on asset integrity and sustainability Digital transformation Operational excellence Supply chain integration

82 In Indonesia, growth projects in nickel will break ground in the coming years Bahodopi smelter 1 70,000 tons of ferronickel per year Sorowako smelter upgrade 2 Production capacity to increase by 10,000 tons of nickel per year Sorowako, South Sulawesi 2 1 Bahodopi, Central Sulawesi Pomalaa HPAL operation 3 Pomalaa, South East Sulawesi 40,000 tons of battery-suitable nickel per year Permitting process underway and partner negotiations well advanced 3 Projects will be funded by divestment proceeds, partnerships and project finance debt

83 Our copper operations in Brazil maintain positive outlook with Salobo leading the cost curve Cash cost net of by-products US$/t Cu – 2019¹ Sossego  Salobo: operated with negative unit cash cost in August  Sossego: competitively positioned in the cost curve through its remaining mine life 1 2019 cost curve, Salobo and Sossego unit cash costs represent the last twelve months Source: Wood Mackenzie and Vale analysis

84 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity Stabilizing production and leveraging 3 4 Sustaining solid cash flow generation competitiveness

85 Most of cash outflow related to Brumadinho is expected to be disbursed until 2021 US$ million ¹ Amount provisioned ² Disbursements up to 2031 ³ Disbursements up to 2023 Total 200 - 500 1,000 - 1,500 1,500 - 2,100 900 - 1,150 Reparation1,3 100 - 300 800 - 1,200 1,200 - 1,700 800 - 1,000 De-characterization1,2 100 - 200 200 - 300 300 - 400 100 - 150 2019 2022 2021 2020

86 Strong 2019 cash flow brings several opportunities for capital allocation… Cash flow 2019 US$ billion 6.1 – 6.2 0.3 – 0.4 1.5 – 1.8 3.6 – 3.8 1.1 – 1.3 10.8 – 12.9 1.5 – 1.8 0.3 – 0.4 1.0 – 1.2 6.5 – 9.4 Others3 EBITDA 2019E1 Brumadinho Provisions 2 Working Capital Brumadinho cash outflow CAPEX Financial expenses, net Income tax & REFIS Samarco Cash Flow 2019E 4 1 4Q19 Iron Ore benchmark prices ranging from US$80/t to US$ 100/t, Nickel princes ranging from US$ 16.000/t to US$ 20.000/t and BRL/USD at 4,15 2 Includes incurred expenses 3 Includes derivatives, dividends paid to non controlling interest, disbursements in accordance with IFRS16, disbursements with scrubbers and others 4 Does not consider dividends, bolt-on acquisitions and debt repayment

87 … and Vale will continue to assess and explore options in a disciplined way ~US$ 900 million ~US$ 1.8 billion In September, Vale announced cash tender offer for US$1 billion of notes Cash will be preserved, regardless the approval of dividends or buybacks Capital allocation relies on the progress of reparation and society recognition Dividends / Buybacks TBD Bolt-on acquisitions Major organic projects Accumulated FCF Debt and bonds buybacks Operational leases MBR call option

88 The roadmap for de-risking Vale 1 Reputation: positive perception by society Repairing Brumadinho 2 Reliability for non-repetition Assuring dam safety and asset integrity Predictability of our deliverables, cost efficiency and premium products Stabilizing production and leveraging 3 Shareholder return in a disciplined way 4 Sustaining solid cash flow generation competitiveness

VAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: October 2, 2019		Director of Investor Relations